UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Bharti Airtel Awarded Alvarion® New Contract for WiMAXTM Network to Serve Enterprise Customers in India. Dated June 16th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Bharti Airtel Awarded Alvarion® New Contract for WiMAX™
Network to Serve Enterprise Customers in India

Tel Aviv, Israel and New Delhi, June 16, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, and Bharti Airtel, India’s leading integrated telecom services provider, today announced that Airtel has signed a contract with Alvarion to expand its WiMAX network for business users across key cities in India. Alvarion’s market-leading BreezeMAX®, platform, adapted to the special needs of India, addresses the fast-growing demand for high-quality broadband services. The network will also include Alvarion’s BreezeACCESS®.

In 2006, Alvarion deployed Airtel’s first WiMAX network across major cities of India for service enterprise customers. Based on their experience, Alvarion was awarded this expansion order. Airtel plans to provide additional enterprise customers the advantages of the technology by offering last mile connectivity for MPLS/VPN/Internet leased lines and other data services.

Talking about the contract, Don Price, Director Technology of Bharti Airtel said, “Our deployment with Alvarion, the largest WiMAX pure player, offers our customers long-term business success and guarantees advanced services at competitive prices. These products are specifically adapted to the technical requirements in India and offer extended coverage for leveraging the opportunities that the fast growing Indian market offers.”

“This strategic agreement with Airtel reinforces our commitment to the key players in India,” said Avinoam Barak, President of Broadband Wireless Access division of Alvarion. “We value our ongoing partnership with Airtel, a leading and innovative operator, very much. We are proud to be chosen to address the strong demand for primary broadband in one of the fastest growing economies in the world. Our early investment in the region allows us to offer highly-advanced and cost-effective solutions, tailored specifically for the local market, as part of our strategy to empower the emerging markets. This achievement proves again that our focused strategy makes us the preferred WiMAX vendor of choice and allows us to win against the other major competitors.”

About Bharti Airtel Limited:
Bharti Airtel Limited, a group company of Bharti Enterprises, is India’s leading integrated telecom services provider with an aggregate of over 69.15 million customers as of end of May 2008, consisting of 66.82 million mobile customers. Bharti Airtel has been rated among the best performing companies in the world in the BusinessWeek IT 100 list 2007.

Bharti Airtel is structured into three strategic business units – Mobile services, Telemedia services and Enterprise services. The mobile business provides mobile & fixed wireless services using GSM technology across 23 telecom circles. The Telemedia business provides broadband & telephone services in 94 cities and is foraying into the IPTV and DTH segments. The Enterprise business provides end-to-end telecom solutions to corporate customers and national & international long distance services to carriers. All these services are provided under the Airtel brand. Airtel’s high-speed optic fibre network currently spans over 73,787 kms covering all the major cities in the country. The company has two international landing stations in Chennai that connects two submarine cable systems – i2i to Singapore and SEA-ME-WE-4 to Europe. For more information, visit www.bhartiairtel.in.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo, "WiMAX
Forum Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “BreezeACCESS” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is a trademark of Alvarion Ltd.

        All other companies’ names, products, services may be the properties of their respective owners.